Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31										Six months ended June 30,
(in million, except ratios)	2012		2013		2014		2015		2016		2017

Fixed charges:
Interest expense	2,738		2,750		2,783		3,151		3,462		1,802
Amortization of debt issue costs and discount or premium relating to indebtedness	—		—		—		—		—		—
Preferred stock dividend requirements of subsidiaries	154		177		193		140		119		83
Interest portion of rental expense	—		—		—		—		—		—
Total fixed charges	2,892		2,927		2,976		3,291		3,581		1,885
Earnings available for fixed charges:
Earnings from continuing operations before income taxes	3,274		4,689		6,532		4,865		2,993		1720
Dividend income of equity investees	—		—		—		—		—		—
Add: Fixed charges	2,892		2,927		2,976		3,291		3,581		1,885
Less: Preferred stock dividend requirements of subsidiaries	(154)		(177)		(193)		(140)		(119)		(83)
Less: Capitalized interest	(238)		(197)		(204)		(331)		(229)		(94)
Total earnings available for fixed charges	5,774		7,242		9,111		7,685		6,226		3,428
Ratio of earnings to fixed charges	2.0	x	2.5	x	3.1	x	2.3	x	1.7	x	1.8	x